FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Tele Norte Celular Participações S.A.
(Tele Norte Cellular Holding Company)
(Translation of Registrant's Name Into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasília – DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3. 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By: ______________________
Name: João Cox Neto
Title: Chief Financial Officer

By: ______________________
Name: Aloysio José Mendes Galvão
Title: Chief Human Resources Officer

EXHIBIT INDEX

1. Announcement to the Market

EXHIBIT 1

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Tax Enrollment No./Ministry of Finance: 02.558.118/0001-65

Corporate No.: 533 0000 577 0

Public Company

RELEVANT FACT

As a result of Communiqué/CVM/SEP/GEA-2 no. 353/2002, dated June 24, 2002, we announce that, on January 10, 2002, the National Telecommunications Agency – ANATEL filed against the Company an administrative proceeding, the Suit for Investigation of Violations of Duties (SIVD) no. 53500000065/2002, with the purpose of investigating: (a) potential irregularities arising out of the appointment of four members for its Board of Directors, by a shareholder not included in the group of controlling shareholders, upon multiple vote proceedings and without Anatel's prior authorization, and (b) evidence of violation of its obligation to invest in the maintenance and improvement of cellular telephony services offered by its operational controlled company. The filing of the Suit, based on the telecommunications legal rules and on Anatel's Instruction no. 101, may result in penalties to the Company, which may range from an official warning to the loss of the concession. The Company presented its timely answer and remains waiting for Anatel's decision.

Brasília, June 27, 2002

João Cox

Investor Relations Officer